     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 21, 2001
                                                        REGISTRATION NO. 333-

===============================================================================

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                 --------------

                                    FORM S-3
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                                 --------------

                                 UBIQUITEL INC.
             (Exact name of registrant as specified in its charter)

                  DELAWARE                              23-3017909
        (State or Other Jurisdiction                 (I.R.S. Employer
     of Incorporation or Organization)              Identification No.)

                                                    DONALD A. HARRIS
                                         CHIEF EXECUTIVE OFFICER AND PRESIDENT
      ONE WEST ELM STREET, SUITE 400                 UBIQUITEL INC.
     CONSHOHOCKEN, PENNSYLVANIA 19428        ONE WEST ELM STREET, SUITE 400
              (610) 832-3300                CONSHOHOCKEN, PENNSYLVANIA 19428
                                                       (610) 832-3300
    (Address, Including Zip Code,         (Name, Address, Including Zip Code,
        and Telephone Number,              and Telephone Number, Including
      Including Area Code, of              Area Code, of Agent for Service)
  Registrant's Principal Executive
             Offices)

                                -----------------
                          COPIES OF COMMUNICATIONS TO:

                                                 PATRICIA E. KNESE, ESQ.
     ANDREW E. BALOG, ESQ.                 VICE PRESIDENT AND GENERAL COUNSEL
    GREENBERG TRAURIG, P.A.                          UBIQUITEL INC.
      1221 BRICKELL AVENUE                   ONE WEST ELM STREET, SUITE 400
      MIAMI, FLORIDA 33131                  CONSHOHOCKEN, PENNSYLVANIA 19428
   TELEPHONE: (305) 579-0500                    TELEPHONE: (610) 832-3300
   FACSIMILE: (305) 579-0717                    FACSIMILE: (610) 832-3400

                               ------------------

       APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
   As soon as practicable after this Registration Statement becomes effective.

         If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

         If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 (the "Securities Act"), other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. /X/

         If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / / _____________

         If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

         If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /

                               -------------------
                         CALCULATION OF REGISTRATION FEE

===================================================================================================================================
                                                                        PROPOSED MAXIMUM
              TITLE OF EACH CLASS                 AMOUNT TO BE         AGGREGATE OFFERING
       OF SECURITIES TO BE REGISTERED              REGISTERED               PRICE (1)            AMOUNT OF REGISTRATION FEE
-----------------------------------------------------------------------------------------------------------------------------------
Common Stock, par value $0.0005..........          17,562,861             $140,151,631                      $35,038
===================================================================================================================================

(1) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) of the Securities Act based on the average of the high and low sales prices for the Common Stock reported by the Nasdaq National Market on August 14, 2001.

         THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

===============================================================================

  INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. THE SELLING STOCKHOLDERS NAMED HEREIN MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES, AND THE SELLING STOCKHOLDERS ARE NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.



                  SUBJECT TO COMPLETION, DATED AUGUST 21, 2001

PROSPECTUS

                                 UBIQUITEL INC.

                        17,562,861 SHARES OF COMMON STOCK

                                 ---------------

         The selling stockholders are offering to sell for their own account up to 17,562,861 shares of our common stock under this prospectus. The selling stockholders acquired their shares of our common stock directly from us in connection with our acquisition of VIA Wireless, LLC or through other transactions with us.

         Our common stock trades on the Nasdaq National Market under the symbol "UPCS." On August 20, 2001, the closing sale price of our common stock on the Nasdaq National Market was $9.45 per share.

         The selling stockholders, or their pledgees, donees, transferees or other successors-in-interest, may offer the shares from time to time through public or private transactions, on or off the Nasdaq National Market, at prevailing market prices or at privately negotiated prices. They may make sales directly to purchasers or to or through agents, broker-dealers or underwriters.

                                 ---------------

   YOU SHOULD CAREFULLY CONSIDER THE RISK FACTORS BEGINNING ON PAGE 6 IN THIS
              PROSPECTUS BEFORE BUYING SHARES OF OUR COMMON STOCK.

                                 ---------------

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY
                             IS A CRIMINAL OFFENSE.

                                 ---------------

                  The date of this prospectus is _______, 2001.

                                TABLE OF CONTENTS

                                                                                                               PAGE
                                                                                                              ------
Summary Description of Our Business...............................................................................4

Risk Factors......................................................................................................6

Special Note Concerning Forward-Looking Statements...............................................................19

Use of Proceeds..................................................................................................21

Selling Stockholders.............................................................................................21

Plan of Distribution.............................................................................................25

Legal Matters....................................................................................................27

Experts..........................................................................................................27

Where You Can Find More Information..............................................................................27

Incorporation of Certain Documents by Reference..................................................................27

                       SUMMARY DESCRIPTION OF OUR BUSINESS

         THIS SUMMARY HIGHLIGHTS SELECTED INFORMATION AND DOES NOT CONTAIN ALL THE INFORMATION THAT IS IMPORTANT TO YOU. YOU SHOULD CAREFULLY READ THIS PROSPECTUS AND THE DOCUMENTS WE HAVE REFERRED YOU TO IN "INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE" ON PAGE 27 FOR INFORMATION ABOUT US AND OUR FINANCIAL STATEMENTS.

         UbiquiTel Inc. is the exclusive provider of Sprint PCS digital wireless personal communications services to midsize and smaller markets in the western and midwestern United States. Our major market areas include:

              o   Reno/Tahoe/Northern California;

              o   Central Valley of California;

              o   Spokane/Montana;

              o   Southern Idaho/Utah/Nevada; and

              o   Southern Indiana/Kentucky.

         On August 13, 2001, we increased the total resident population in our markets to approximately 11.1 million from approximately 7.7 million by completing the acquisition of VIA Wireless, LLC. We acquired VIA Wireless through a series of mergers for approximately $211.4 million, including the issuance of 16.4 million shares of our common stock, the assumption of approximately $75.0 million of VIA Wireless' debt and estimated transaction costs of $10.0 million. VIA Wireless had been the exclusive provider of Sprint PCS digital wireless personal communications services to the Central California market, comprised of the Basic Trading Areas (BTAs) of Bakersfield, Stockton, Modesto, Merced, Fresno and Visalia-Porterville-Hanford.

         Through our management agreement with Sprint PCS, we have the exclusive right to provide 100% digital, 100% PCS products and services under the Sprint and Sprint PCS brand names in our markets. We are among 13 companies, which we believe are unrelated to each other and to Sprint PCS, that have entered into affiliation agreements with Sprint PCS to provide Sprint PCS products and services throughout the United States. Sprint PCS, together with its affiliates including UbiquiTel, operates the largest all-digital, all-PCS nationwide wireless network in the United States based on covered population, already covering more than 223 million residents in more than 4,000 cities and communities. Sprint PCS has PCS licenses to cover more than 280 million people across all 50 states, Puerto Rico and the U.S. Virgin Islands. However, Sprint PCS does not currently offer PCS services in every state in the United States.

         We believe that our strategic relationship with Sprint PCS provides us with a significant competitive advantage because of its strong brand name recognition, quality products and services, established distribution channels, long-standing equipment vendor relationships and all digital nationwide coverage. We further believe that our relationship with Sprint PCS allows us to establish high quality, branded wireless services more quickly, at a lower cost and with lower initial capital requirements than would otherwise be possible.

         As of August 13, 2001, UbiquiTel and VIA Wireless combined had over 100,000 subscribers and total network coverage of over 6.0 million residents, representing approximately 54% of the resident population in our markets. When complete, the majority of our network will cover portions of California, Nevada, Washington, Idaho, Montana, Wyoming, Utah, Indiana and Kentucky. We believe we have sufficient funds available through cash, investments and future advancements under our senior credit facility to fund capital expenditures, including the completion of our build-out, working capital requirements and operating losses through 2003.

         Our business strategy includes the following elements:

              o   Capitalize on our affiliation with Sprint PCS;

              o   Capitalize on our experienced management team;

              o   Execute optimal network build-out plan;

              o Utilize strategic third party relationships in network build-out;

              o Implement effective operating structure with a focus on customer service; and

              o   Focus on midsize and smaller markets.

         In October 1998, UbiquiTel L.L.C., whose sole member was The Walter Group, entered into an agreement with Sprint PCS for the exclusive rights to market Sprint's 100% digital, 100% PCS products and services to the residents in the Reno/Tahoe market. The Walter Group is an international wireless telecommunications consulting and service company based in Seattle, Washington. UbiquiTel L.L.C. had no financial transactions from its inception on August 24, 1998 to September 29, 1999. On September 29, 1999, UbiquiTel Inc. was incorporated. In November 1999, UbiquiTel L.L.C. assigned all of its material contracts including the rights to the Sprint PCS agreements to UbiquiTel Inc., which were then subsequently assigned to UbiquiTel Operating Company, which was formed in November 1999. On December 28, 1999, UbiquiTel Inc. amended its agreement with Sprint PCS to expand our markets to include Northern California, Spokane/Montana, Southern Idaho/Utah/Nevada and Southern Indiana/Kentucky which together with Reno/Tahoe contain approximately 7.7 million residents. Effective August 13, 2001, the closing date of our acquisition of VIA Wireless, UbiquiTel Inc. further amended its management agreement with Sprint PCS to expand our markets to include VIA Wireless' six BTAs covering approximately 3.4 million residents, thereby increasing our total residents to approximately 11.1 million.

                                    * * * * *

         Our executive offices are located at One West Elm Street, Suite 400, Conshohocken, Pennsylvania 19428 and our telephone number is (610) 832-3300.

                                  RISK FACTORS

         IN ADDITION TO THE OTHER INFORMATION CONTAINED AND INCORPORATED BY REFERENCE IN THIS PROSPECTUS, YOU SHOULD CAREFULLY CONSIDER THE FOLLOWING FACTORS BEFORE PURCHASING ANY OF THE COMMON STOCK OFFERED UNDER THIS PROSPECTUS.

RISKS RELATED TO THE VIA WIRELESS ACQUISITION

THEINTEGRATION OF UBIQUITEL AND VIA WIRELESS AS A RESULT OF OUR ACQUISITION OF
   VIA WIRELESS PRESENTS SIGNIFICANT CHALLENGES, AND WE EXPECT TO INCUR SIGNIFICANT COSTS ASSOCIATED WITH THE ACQUISITION

         UbiquiTel completed its acquisition of VIA Wireless with the expectation that the acquisition will result in certain benefits, including revenue enhancements and other synergies. Achieving the benefits of the acquisition will depend in part on the integration of the two businesses in an efficient manner, and there can be no assurance that this will occur. The integration of UbiquiTel's and VIA Wireless' businesses will require substantial attention from management.

         To realize the anticipated benefits of this combination, UbiquiTel's management team must develop strategies and implement a business plan that will:

         - effectively manage the network build-out, networks and markets of UbiquiTel and VIA Wireless;

         - effectively manage the marketing and sales of the services of UbiquiTel and VIA Wireless;

         - successfully retain and attract key employees of the combined company, including management, during a period of transition and in light of the competitive employment market; and

         - maintain adequate focus on existing business and operations while working to integrate the two companies.

         We have also incurred direct transaction costs associated with the acquisition, which have been included as a part of our total purchase cost for accounting purposes. In addition, VIA Wireless has incurred direct transaction costs, which will be expensed in the quarter ending September 30, 2001. We also believe we will incur additional charges to operations in subsequent quarters, which cannot currently be estimated, to reflect costs associated with integrating the two companies. We cannot assure you that we will not incur additional material charges in subsequent quarters to reflect additional costs associated with the acquisition.

UBIQUITEL OPERATING COMPANY OBTAINED $50 MILLION OF ADDITIONAL FUNDING IN
   CONNECTION WITH THE ACQUISITION OF VIA WIRELESS UNDER UBIQUITEL OPERATING COMPANY'S EXISTING SENIOR SECURED CREDIT FACILITY; HOWEVER, UBIQUITEL OPERATING COMPANY MAY LOSE SUCH ADDITIONAL FUNDING AFTER COMPLETING THE ACQUISITION UNLESS IT IS ABLE TO SELL CERTAIN NON-ESSENTIAL ASSETS OF VIA WIRELESS FOR AT LEAST $50 MILLION ON OR BEFORE DECEMBER 31, 2001

         On March 1, 2001, UbiquiTel and its operating subsidiary, UbiquiTel Operating Company, and the lenders under UbiquiTel Operating Company's $250 million senior credit facility amended the credit agreement for the purpose of increasing the $250 million credit facility by $50 million to $300 million pending the satisfaction of specified conditions and approving UbiquiTel's acquisition of VIA Wireless. The $50 million increase is conditioned on the sale of certain non-essential assets acquired from VIA Wireless for at least $50 million on or before December 31, 2001.

         If UbiquiTel is not able to complete the sale of certain non-essential assets of VIA Wireless for at least $50 million in a timely manner, it would then, after having repaid in full all of VIA Wireless' indebtedness, including a $68.4 million term loan from the Rural Telephone Finance Cooperative, have to prepay the additional $50 million, together with a prepayment premium of $1 million, and its borrowing availability under the senior credit facility would be reduced automatically by $50 million to $250 million. In such a situation, UbiquiTel might not have access to sufficient funds to complete the build-out of the combined company's network and it would either have to seek a waiver from the lenders under the senior credit facility or obtain funding from another source to avoid a potential breach of its Sprint PCS management agreement for failure to satisfy its network build-out requirements.

         On March 6, 2001, UbiquiTel announced that it had entered into an agreement with VoiceStream Wireless to sell VIA Wireless' California PCS licenses for $50 million. This sale of the PCS licenses is subject to Federal Communications Commission approval and other customary closing conditions. UbiquiTel expects to complete the sale before December 31, 2001, though there is no assurance that it will be able to do so. UbiquiTel is also required to deposit the net sale proceeds into the escrow account under the senior credit facility.

THEISSUANCE OF UBIQUITEL COMMON STOCK IN CONNECTION WITH THE ACQUISITION OF VIA
   WIRELESS MAY CAUSE DILUTION TO UBIQUITEL SHAREHOLDERS

         UbiquiTel believes that certain benefits will result from the acquisition; however, there can be no assurance that combining the businesses, even if achieved in an efficient, effective and timely manner, will result in combined results of operations and financial conditions superior to what would have been achieved by each company independently. The issuance of UbiquiTel common stock in connection with the acquisition could reduce the market price of UbiquiTel common stock. The transaction is not initially expected to be accretive to UbiquiTel, and the benefits of the transaction to UbiquiTel will depend on revenue growth or other benefits sufficient to offset the effects of such stock issuance. There can be no assurance that such benefits will be achieved. In addition, if UbiquiTel does not recognize economies of scale and synergies as a result of the acquisition, the value of its stock may decline.

FUTURE SALES OF SHARES OF UBIQUITEL COMMON STOCK, INCLUDING SHARES ISSUED TO THE
   STOCKHOLDERS OF THE MEMBERS OF VIA WIRELESS FOLLOWING THE EXPIRATION OF "LOCK-UP" ARRANGEMENTS, MAY NEGATIVELY AFFECT UBIQUITEL'S STOCK PRICE

         As a result of the acquisition of VIA Wireless, the stockholders of the members of VIA Wireless and certain employees of VIA Wireless, all of whom are selling stockholders, have received 16,400,000 shares of UbiquiTel common stock, which are covered by this prospectus and represent as of the date of this prospectus approximately 20% of the outstanding shares of UbiquiTel common stock. The stockholders of the members of VIA Wireless cannot resell their shares as of the date of this prospectus because of agreed-upon lock-up arrangements. Under the lock-up arrangements, the stockholders of the members of VIA Wireless may not resell any of the shares until November 7, 2001 or more than 50% of the shares until February 5, 2002. Any resale of these shares by such holders following the expiration dates of the lock-up arrangements, however, shall be permitted only if the registration statement of which this prospectus is a part is still effective with the SEC or resales are permitted under Rule 144.

         Additionally, approximately 17% of our outstanding shares of common stock as of the date of this prospectus are freely tradable without restriction. Approximately 63% of UbiquiTel's outstanding common stock as of the date of this prospectus is owned by our executive officers, directors, affiliates and other persons holding restricted shares, and may be resold publicly at any time subject to the volume and other restrictions under Rule 144 of the Securities Act of 1933. Additionally, we have granted the holders of approximately 50,264,000 shares of our common stock that are restricted securities the right to register the sales of their shares of common stock with the SEC under registration rights agreements.

         Sales of substantial amounts of shares of UbiquiTel common stock, or even the potential for such sales, could lower the market price of UbiquiTel common stock and impair the ability of UbiquiTel to raise capital through the sale of equity securities.

WE HAVE A LIMITED OPERATING HISTORY WITH A HISTORY OF LOSSES AND WE MAY NEVER
   ACHIEVE OPERATING PROFITABILITY OR GENERATE SUFFICIENT CASH FLOW TO MEET OUR OBLIGATIONS

         We have a limited operating history and a history of operating losses. We expect to continue to incur operating losses and to generate negative cash flow from operating activities until at least 2003 while we develop our business and expand our network. Additionally, our business has required and we expect to continue to require substantial capital expenditures of approximately $192 million in 2001 to 2003. We will have to dedicate a substantial portion of any cash flow from operations to make interest and principal payments on our debt, which will reduce funds available for other purposes. Our operating profitability will depend on many factors, including, among others, our ability to market Sprint PCS services, achieve projected market penetration and manage customer turnover rates. If we do not achieve and maintain positive cash flow from operations on a timely basis, we may be unable to develop our network or conduct our business in an effective or competitive manner.

THE COMBINED COMPANY MAY BECOME RESPONSIBLE FOR UNDISCLOSED LIABILITIES OF VIA
   WIRELESS THAT THE COMBINED COMPANY MAY OR MAY NOT BE ADEQUATELY INDEMNIFIED AGAINST BY THE STOCKHOLDERS OF THE MEMBERS OF VIA WIRELESS

         UbiquiTel performed certain due diligence investigations with respect to potential liabilities of VIA Wireless and obtained indemnification with respect to certain liabilities from the stockholders of the members of VIA Wireless. Nevertheless, there can be undiscovered claims which subsequently can arise and there can be no assurance that any liabilities for which UbiquiTel becomes responsible (despite such indemnification) will not be material or will not exceed either the limitations of any applicable indemnification provisions or the financial resources of the indemnifying parties. Furthermore, UbiquiTel is required to bear the first $2.225 million of indemnifiable losses, except certain indemnifiable tax losses, while the stockholders of the members of VIA Wireless are required to indemnify UbiquiTel for indemnifiable losses in excess of $2.225 million up to a maximum amount of $30 million. The stockholders of the members of VIA Wireless have secured a portion of their indemnification obligations by depositing 2 million of their shares received in connection with the acquisition of VIA Wireless into escrow until August 13, 2002 and, as a result, UbiquiTel may be required to expend its own cash for the first $2.225 million of losses and for third party indemnification claims in excess of the $30 million limitation.

RISKS PARTICULAR TO THE OUR RELATIONSHIP WITH SPRINT PCS

IF WE FAIL TO COMPLETE THE BUILD-OUT OF OUR PCS NETWORK BY THE DATES DESCRIBED
   IN OUR MANAGEMENT AGREEMENT, SPRINT PCS MAY TERMINATE THE AGREEMENT AND PURCHASE OUR OPERATING ASSETS AT A DISCOUNT TO MARKET VALUE WITHOUT FURTHER SHAREHOLDER APPROVAL, AND WE WOULD NO LONGER BE ABLE TO OFFER SPRINT PCS SERVICES

         Our agreements with Sprint PCS require that we provide network coverage to a minimum network coverage area within specified time frames. We may amend our agreements with Sprint PCS in the future to expand our network coverage. A failure to meet our build-out requirements for any one of our individual markets would constitute a breach of our management agreement with Sprint PCS that could lead to a termination. If the management agreement is terminated, we will no longer be able to offer Sprint PCS products and services, and we may be required to sell our operating assets to Sprint PCS. This sale may take place without further approval of UbiquiTel's shareholders and for a price equal to 72% of our entire business value. Our entire business value includes the value of our right to use the spectrum licenses in our markets in which the combined company does not own the spectrum licenses, our business operations and other assets. The provisions of our management agreement that allow Sprint PCS to purchase our operating assets at a discount may limit our ability to sell our business and may reduce the value a buyer would be willing to pay for our business.

WE MAY ENCOUNTER DIFFICULTIES IN COMPLETING THE BUILD-OUT OF OUR NETWORK, WHICH
   COULD INCREASE COSTS AND DELAY COMPLETION OF OUR BUILD-OUT

         As part of our build-out, we must successfully lease or otherwise retain rights to a sufficient number of radio communications and network control sites, complete the purchase and installation of equipment, build out the physical infrastructure and test the network. Some of the radio communications sites are likely to require us to obtain zoning variances or other local governmental or third party approvals or permits. Additionally, we must retain rights to a sufficient number of tower sites, which requires us to obtain local regulatory approvals. The local governmental authorities in various locations in our markets have, at times, placed moratoriums on the construction of additional towers and radio communications sites. We may also have to make changes to our radio base station network design as a result of difficulties in the site acquisition process. Additionally, the Federal Communications Commission requires that our PCS network must not interfere with the operations of microwave radio systems, and Sprint PCS may be required to relocate incumbent microwave operations to enable us to complete our build-out. In addition, our ability to meet our build-out requirements is dependent on certain actions that must be taken by Sprint PCS. These actions are not within our control, and Sprint's failure to timely take these actions could result in our failure to timely launch operations in a particular market in accordance with our build-out plans. Any failure to construct our portion of the Sprint PCS network on a timely basis may affect our ability to provide services in our markets on a schedule consistent with our current business plan, limit our network capacity or reduce the number of new Sprint PCS subscribers. Any significant delays could have a material adverse effect on our business.

IF WE FAIL TO MEET THE TECHNICAL STANDARDS DESCRIBED IN OUR MANAGEMENT
   AGREEMENT, SPRINT MAY TERMINATE THE AGREEMENT AND PURCHASE OUR OPERATING ASSETS AT A DISCOUNT TO MARKET VALUE WITHOUT FURTHER SHAREHOLDER APPROVAL, AND WE WOULD NO LONGER BE ABLE TO OFFER SPRINT PCS SERVICES

         Our agreements with Sprint PCS require us to build our PCS network in accordance with Sprint PCS' technical requirements. Sprint PCS can, at any time with at least 30 days' prior notice to us, adjust the technical requirements for the network. A failure to meet these technical requirements would constitute a breach of our management agreement with Sprint PCS that could lead to a termination. If the management agreement is terminated, we will no longer be able to offer Sprint PCS products and services, and we may be required to sell our operating assets to Sprint PCS. This sale may take place without further approval of UbiquiTel's shareholders and for a price equal to 72% of our entire business value. The provisions of our management agreement that allow Sprint PCS to purchase our operating assets at a discount may limit our ability to sell our business and may reduce the value a buyer would be willing to pay for our business.

THE TERMINATION OF OUR MANAGEMENT AGREEMENT WITH SPRINT PCS OR SPRINT PCS'
   FAILURE TO PERFORM ITS OBLIGATIONS UNDER THE AGREEMENT WOULD SEVERELY RESTRICT OUR ABILITY TO CONDUCT OUR BUSINESS AND, IF OUR MANAGEMENT AGREEMENT IS TERMINATED, SPRINT PCS MAY PURCHASE OUR OPERATING ASSETS AT A DISCOUNT TO MARKET VALUE WITHOUT FURTHER SHAREHOLDER APPROVAL

         Since we do not own our licenses to operate a wireless network, our ability to offer Sprint PCS products and services and our PCS network's operation are dependent on our agreements with Sprint PCS not being terminated. Our agreements with Sprint PCS can be terminated for breach of any material terms. We are also dependent on Sprint PCS' ability to perform its obligations under our agreements. The termination of our management agreement with Sprint PCS, or the failure of Sprint PCS to perform its obligations under our management agreement, would severely restrict our ability to conduct our business. If our management agreement is terminated, we may be required to sell our operating assets to Sprint PCS. This sale may take place without further approval of UbiquiTel's shareholders and for a price equal to 72% of our entire business value. The provisions of our management agreement that allow Sprint PCS to purchase our operating assets at a discount may limit our ability to sell our business and may reduce the value a buyer would be willing to pay for our business.

WE MAY NOT RECEIVE AS MUCH SPRINT PCS TRAVEL REVENUE AS WE ANTICIPATE BECAUSE
   THE RATE WE RECEIVE IS ADJUSTABLE OR FEWER PEOPLE MAY TRAVEL ON OUR NETWORK

         We are paid a fee from Sprint PCS for every minute that a Sprint PCS subscriber based outside of our markets uses the Sprint PCS network in our markets, which we refer to as travel revenue. Similarly, we pay a fee to Sprint PCS for every minute that a Sprint PCS subscriber based in our markets uses the Sprint PCS network outside our markets, which we refer to as travel fees. Travel revenue represented approximately 32% of our revenue in 2000. We anticipate that travel revenue will continue to represent a substantial portion of our revenue in the future. Under our agreements with Sprint PCS, the current fee of 15 cents per minute will decrease to 12 cents beginning October 1, 2001. Beginning January 1, 2002, and for the remainder of the term of our agreements with Sprint PCS, the fee will be adjusted to provide a fair and reasonable return on the cost of our portion of the Sprint PCS network. A decrease in the travel revenue we are paid could substantially decrease our revenues and net income. In addition, Sprint PCS customers from our markets may spend more time in other Sprint PCS coverage areas than we anticipate and Sprint PCS customers from outside our markets may spend less time in our markets or may use our services less than we anticipate, which will reduce our travel revenue. As a result, we may receive less Sprint PCS travel revenue than we anticipate or we may have to pay more Sprint PCS travel fees than the travel revenue we collect.

THE INABILITY TO USE SPRINT PCS' SUPPORT SERVICES COULD DISRUPT OUR BUSINESS AND INCREASE OUR OPERATING COSTS

         We rely on Sprint PCS' internal support systems, including customer care, customer activation, billing and other administrative support. Our operations could be disrupted if Sprint PCS is unable to maintain and expand these office services, or to efficiently outsource those services and systems through third party vendors.

         The rapid expansion of Sprint PCS' business is expected to require that Sprint PCS continue to enhance its internal support systems. Sprint PCS' ability to provide adequate capacity for billing and other systems is dependent on a number of factors, including forecasts of customer growth, customer usage patterns and software releases from third-party vendors. We cannot assure that Sprint PCS will be able to successfully add system capacity or that its internal support systems will be adequate. It is likely that problems with Sprint PCS' internal support systems could cause:

         -    delays or problems in our own operations or service;

         - delays or difficulty in gaining access to customer and financial information;

         -    a loss of Sprint PCS customers; and

         -    an increase in the costs of those services.

         Our services agreement with Sprint PCS provides that, upon nine months' prior written notice, Sprint PCS may terminate any service that we purchase from Sprint PCS. If Sprint PCS terminates a service for which we have not developed a cost-effective alternative or increases the amount it charges us for these services, our operating costs may increase beyond our expectations and our operations may be interrupted or restricted.

IF SPRINT PCS DOES NOT COMPLETE THE CONSTRUCTION OF ITS NATIONWIDE PCS NETWORK,
   WE MAY NOT BE ABLE TO ATTRACT AND RETAIN CUSTOMERS

         Sprint PCS currently intends to cover a significant portion of the population of the United States, Puerto Rico and the U.S. Virgin Islands by creating a nationwide PCS network through its own construction efforts and those of its network partners. Sprint PCS is still constructing its nationwide network and does not offer PCS services, either on its own network or through its roaming agreements, in every city in the United States. Sprint PCS has entered into management agreements similar to ours with companies in other markets under its nationwide PCS build-out strategy. Our results of operations are dependent on Sprint PCS' national network and, to a lesser extent, on the networks of its other network partners. Sprint PCS' network may not provide nationwide coverage to the same extent as its competitors which could adversely affect our ability to attract and retain customers.

OUR ROAMING ARRANGEMENTS MAY NOT BE COMPETITIVE WITH OTHER WIRELESS SERVICE
   PROVIDERS, WHICH MAY RESTRICT OUR ABILITY TO ATTRACT AND RETAIN CUSTOMERS

         We rely on roaming arrangements with other wireless service providers for coverage in some areas. Some risks related to these arrangements are as follows:

         - the quality of the service provided by another provider during a roaming call may not approximate the quality of the service provided by the Sprint PCS network;

         - the price of a roaming call may not be competitive with prices of other wireless companies for roaming calls;

         - customers may have to use a more expensive dual-band/dual-mode handset with diminished standby and talk time capacities;

         - customers must end a call in progress and initiate a new call when leaving the Sprint PCS network and entering another wireless network; and

         - Sprint PCS customers may not be able to use Sprint PCS' advanced features, such as voicemail notification, while roaming.

         If Sprint PCS customers are not able to roam instantaneously or efficiently onto other wireless networks, we may lose current Sprint PCS subscribers and our Sprint PCS services will be less attractive to new customers.

WE ARE LIKELY TO RECEIVE VERY LITTLE NON-SPRINT PCS ROAMING REVENUE SINCE THE
   SPRINT PCS NETWORK IS NOT COMPATIBLE WITH MANY OTHER NETWORKS

         A portion of our revenue may be derived from payments by other wireless service providers for use by their subscribers of the Sprint PCS network in our markets. However, the technology used in the Sprint PCS network is not compatible with the technology used by many other systems, which diminishes the ability of other wireless service providers' subscribers to use Sprint PCS services. Sprint PCS has entered into few agreements that enable customers of other wireless service providers to roam onto the Sprint PCS network. As a result, the actual non-Sprint PCS roaming revenue that we receive in the future is likely to be low relative to that of other wireless service providers.

SPRINT PCS MAY MAKE BUSINESS DECISIONS THAT WOULD NOT BE IN OUR BEST INTEREST

         Under our management agreement, Sprint PCS has a substantial amount of control over the conduct of our business. Conflicts between us and Sprint PCS may arise, and because Sprint PCS owes us no duties except as set forth in the management agreement, these conflicts may not be resolved in our favor. Accordingly, Sprint PCS may make decisions that adversely affect our business, such as the following:

         - Sprint PCS prices its national plans based on its own objectives and could set price levels that may not be economically sufficient for our business;

         - Sprint PCS could change the per minute rate for Sprint PCS travel revenue it must pay to us, the per minute charge we must pay to Sprint PCS for travel fees, and the costs for Sprint PCS to perform support services;

         - we must obtain Sprint PCS' consent to sell non-Sprint PCS approved equipment, which consent could be withheld;

         - Sprint PCS may alter its network and technical requirements, which could result in increased equipment and build-out costs;

         - Sprint PCS may request that we build-out additional areas within our markets, which if undertaken, could result in less return on investment or a reduction of our licensed population if we decline to build the requested area;

         - if Sprint PCS terminates our management agreement because we fail to meet the build-out of our network or the technical standards as required under our management agreement, Sprint PCS may force us to sell our operating assets at a discount to market value without further approval of UbiquiTel's shareholders, which may limit our ability to sell our business and may reduce the value a buyer would be willing to pay for our business; and

         - Sprint or Sprint PCS could make other business decisions which could adversely affect the Sprint and Sprint PCS brand names, products or services.

PROVISIONS OF OUR MANAGEMENT AGREEMENT WITH SPRINT PCS MAY DIMINISH OUR VALUE
   AND RESTRICT THE SALE OF OUR BUSINESS

         Under certain circumstances and without further approval of UbiquiTel's shareholders, Sprint PCS may purchase our operating assets or capital stock for a percentage of our "entire business value," which includes the value of the spectrum licenses, business operations and other assets. In addition, Sprint PCS must approve any change of control of our ownership and consent to any assignment of our management agreement with Sprint PCS. Sprint PCS has a right of first refusal if we decide to sell our operating assets to a third party. We are also subject to a number of restrictions on the transfer of our business including a prohibition on the sale of us or our operating assets to competitors of Sprint or Sprint PCS. These restrictions and other restrictions in our management agreement with Sprint PCS may limit our ability to sell the business, may reduce the value a buyer would be willing to pay for our business and may operate to reduce our entire business value.

IF SPRINT PCS DOES NOT MAINTAIN CONTROL OVER ITS LICENSED SPECTRUM, OUR
   MANAGEMENT AGREEMENT WITH SPRINT PCS MAY BE TERMINATED

         Sprint PCS, not us, owns the majority of the licenses necessary to provide wireless services in our markets. The Federal Communications Commission requires that licensees like Sprint PCS maintain control of their licensed systems and not delegate control to third party operators or managers like us. If the Federal Communications Commission were to determine that our management agreement with Sprint PCS needs to be modified to increase the level of licensee control, we have agreed with Sprint PCS to use our best efforts to modify the agreement to comply with applicable law. If we cannot agree with Sprint PCS to modify the agreement, it may be terminated. If the agreement is terminated, we would no longer be a part of the Sprint PCS network and it would be extremely difficult to conduct our business.

THE FEDERAL COMMUNICATIONS COMMISSION MAY NOT RENEW THE SPRINT PCS LICENSES OR
   OUR LICENSES, WHICH WOULD PREVENT US FROM PROVIDING WIRELESS SERVICES

         We do not own the licenses to operate wireless networks in our markets. We are dependent on Sprint PCS' licenses, which are subject to renewal and revocation. Sprint PCS' licenses in our markets will expire in 2004 through 2007, but may be renewed for additional 10-year terms. The Federal Communications Commission has adopted specific standards that apply to wireless personal communications services license renewals which, in the event of a comparative proceeding with competing applications, includes the award of a renewal expectancy to Sprint PCS upon a showing by the licensee of "substantial service" during the past license term. Any failure by Sprint PCS to comply with these standards could cause nonrenewal of the Sprint PCS licenses for our markets. Additionally, if Sprint PCS does not demonstrate to the Federal Communications Commission that Sprint PCS has met the 5-year and 10-year construction requirements for each of its wireless personal communications services licenses, it can lose the affected licenses and be ineligible to regain them.

WE RELY ON THE USE OF THE SPRINT PCS BRAND NAME AND LOGO TO MARKET OUR SERVICES,
   AND A LOSS OF USE OF THIS BRAND AND LOGO OR A DECREASE IN THE MARKET VALUE OF THIS BRAND AND LOGO WOULD HINDER OUR ABILITY TO MARKET OUR PRODUCTS

         The Sprint PCS brand and logo is highly recognizable. If we lose our rights to use the Sprint PCS brand and logo under our trademark and service mark license agreements, we would lose the advantages associated with marketing efforts conducted by Sprint PCS. If we lose the rights to use this brand and logo, customers may not recognize our brand readily and we may have to spend significantly more money on advertising to create brand recognition.

PROBLEMS EXPERIENCED BY SPRINT PCS WITH ITS INTERNAL SUPPORT SYSTEMS COULD LEAD
   TO CUSTOMER DISSATISFACTION OR INCREASE OUR COSTS

         We rely on Sprint PCS' internal support systems, including customer care, billing and back-office support. As Sprint PCS has expanded, its internal support systems have been subject to increased demand and, in some cases, suffered a degradation in service. We cannot assure you that Sprint PCS will be able to successfully add system capacity or that its internal support systems will be adequate. It is likely that problems with Sprint PCS' internal support systems could cause:

         -    delays or problems in our operations or services;

         - delays or difficulty in gaining access to customer and financial information;

         -    a loss of Sprint PCS customers; and

         - an increase in the costs of customer care, billing and back office services.

IF SPRINT PCS DOES NOT RENEW OUR MANAGEMENT AGREEMENT, OUR ABILITY TO CONDUCT
   OUR BUSINESS WOULD BE SEVERELY RESTRICTED

         Our management agreement with Sprint PCS is not perpetual. Sprint PCS can choose not to renew the agreement at the expiration of the 20-year initial term or any ten-year renewal term. Our agreement with Sprint PCS terminates in all events in 50 years. If Sprint PCS decides not to renew the management agreement or terminates it in accordance with its terms, we would no longer be a part of the Sprint PCS network and it would severely restrict our ability to conduct our business.

OTHER RISKS PARTICULAR TO US

UBIQUITEL WILL INCUR ADDITIONAL AMORTIZATION EXPENSE AS A RESULT OF RECORDING
   GOODWILL IN CONNECTION WITH THE ACQUISITION OF VIA WIRELESS, WHICH WILL RESULT IN A CHARGE AGAINST UBIQUITEL'S REVENUES

         The acquisition of VIA Wireless will be accounted for using the purchase method of accounting, which means assets and liabilities of VIA Wireless, including its intangible assets, will be recorded on UbiquiTel's books at their fair market value. After giving effect to the acquisition, on a pro forma basis at March 31, 2001, UbiquiTel would have recorded net intangible assets on its books of $161 million, representing approximately 26.0% of UbiquiTel's total assets as of that date on a pro forma basis. UbiquiTel's net intangible assets are amortized over periods ranging from 5 to 20 years. There can be no assurance that the value of the intangible assets will ever be realized by UbiquiTel. Any future determination requiring the write-off of a significant portion of UbiquiTel's unamortized intangible assets could have a material adverse effect on UbiquiTel's financial condition and results of operation.

WE MAY NEED MORE CAPITAL THAN WE CURRENTLY PROJECT TO BUILD-OUT OUR PORTION OF
   THE SPRINT PCS NETWORK; AND IF WE FAIL TO OBTAIN REQUIRED ADDITIONAL CAPITAL, WE MAY NOT HAVE SUFFICIENT FUNDS TO COMPLETE OUR BUILD-OUT IN ACCORDANCE WITH THE TERMS OF OUR MANAGEMENT AGREEMENT WITH SPRINT PCS AND SPRINT PCS MAY TERMINATE OUR

   MANAGEMENT AGREEMENT AND PURCHASE OUR OPERATING ASSETS AT A DISCOUNT TO MARKET VALUE WITHOUT FURTHER SHAREHOLDER APPROVAL

         The build-out of our portion of the Sprint PCS network will require substantial capital, which we anticipate to be approximately $192 million for 2001 through 2003. Additional funds could be required for a variety of reasons, including unanticipated expenses or operating losses. Additional funds may not be available. Even if those funds are available, we may not be able to obtain them on a timely basis, or on terms acceptable to us or within limitations permitted by the covenants under our senior credit facility or the covenants under the indenture that governs our senior subordinated discount notes. Failure to obtain additional funds, should the need for them develop, could result in the delay or abandonment of our development and expansion plans. If we do not have sufficient funds to complete our build-out, we may be in breach of our management agreement with Sprint PCS and under our debt agreements. If Sprint PCS terminates our management agreement as result of this breach, we may be required to sell our operating assets to Sprint PCS at a discount to market value without further approval of UbiquiTel's shareholders. The provisions in our management agreement that allow Sprint PCS to purchase our operating assets at a discount may limit our ability to sell our business and may reduce the value a buyer would be willing to pay for our business.

BECAUSE WE DEPEND HEAVILY ON OUTSOURCING, THE INABILITY OF THIRD PARTIES TO
   FULFILL THEIR CONTRACTUAL OBLIGATIONS TO US MAY DISRUPT OUR SERVICES OR THE BUILD-OUT OF OUR PORTION OF THE SPRINT PCS NETWORK

         Because we outsource portions of our business, we depend heavily on third-party vendors, suppliers, consultants, contractors and local telephone companies. We have retained those persons to:

         -    design and engineer our systems;

         - construct radio communications sites, network control centers and towers;

         -    lease radio communications sites;

         -    install transmission lines; and

         - deploy our wireless personal communications services network systems.

         We lease a portion of the radio communications sites for our wireless systems through master lease agreements with communication site management companies such as SpectraSite. SpectraSite, in turn, has separate leasing arrangements with each of the owners of the sites. If SpectraSite or other similar firms were to become insolvent or were to breach those arrangements, we may lose access to those radio communications sites and experience extended service interruption in the areas serviced by those sites. We have retained consultants and contractors to assist in the design and engineering of our systems, construct radio communications sites, network control centers and towers, lease radio communications sites and deploy our PCS network systems and we will be significantly dependent upon them in order to fulfill our build-out obligations. The failure by any of our vendors, suppliers, consultants, contractors or local telephone companies to fulfill their contractual obligations to us could materially delay construction and adversely affect the operations of our portion of the Sprint PCS network.

WE HAVE SUBSTANTIAL DEBT WHICH WE MAY NOT BE ABLE TO SERVICE AND WHICH MAY
   RESULT IN OUR LENDERS CONTROLLING OUR ASSETS IN AN EVENT OF DEFAULT

         In April 2000, we issued 300,000 units consisting of the outstanding senior subordinated discount notes of UbiquiTel Operating Company and warrants to purchase 3,579,000 shares of UbiquiTel's common stock, which yielded gross proceeds to us of $152.3 million. In March 2000, UbiquiTel Operating Company obtained a $250.0 million senior credit facility, and made borrowings of $75.0 million under the credit facility in April 2000, which were funded into the escrow account. In each of October 2000 and April 2001, we made borrowings of $30.0 million which were funded into the escrow account. As of the date of this prospectus, we had outstanding borrowings of $185 million under the credit facility. In connection with our acquisition of VIA Wireless, we have increased the availability of borrowings under our senior credit facility by $50 million to $300 million, and made additional borrowings of $50 million under the credit facility in March 2001. As a result, we have a substantial amount of long-term debt.

         The substantial amount of our debt will have a number of important consequences for our operations, including the following:

         - we will have to dedicate a substantial portion of any cash flow from operations to the payment of interest on, and principal of, our debt, which will reduce funds available for other purposes;

         - we may not have sufficient funds to pay interest on, and principal of, our debt;

         - we may not be able to obtain additional financing for currently unanticipated capital requirements, capital expenditures, working capital requirements and other corporate purposes;

         - some of our debt, including borrowings under our senior credit facility, will be at variable rates of interest, which could result in higher interest expense in the event of increases in market interest rates;

         - due to the liens on substantially all of our assets and the assets of our subsidiaries that secure our debt, lenders may control our assets or subsidiaries upon a default; and

         - we may be more highly leveraged than some of our competitors, which may put us at a competitive disadvantage.

         Our ability to make payments on our debt depends upon our future operating performance which is subject to general economic and competitive conditions and to financial, business and other factors, many of which we cannot control. If the cash flow from our operating activities is insufficient, we may take actions, such as delaying or reducing capital expenditures, attempting to restructure or refinance our debt, selling assets or operations or seeking additional equity capital. Any or all of these actions may not be sufficient to allow us to service our debt obligations. Further, we may be unable to take any of these actions on satisfactory terms, in a timely manner or at all. The senior credit facility and the indenture that governs the notes limit our ability to take several of these actions. Under our current business plan, we expect to incur substantial debt before achieving break-even cash flow.

IF WE DEFAULT UNDER OUR SENIOR CREDIT FACILITY, OUR LENDERS MAY DECLARE OUR DEBT
   IMMEDIATELY DUE AND PAYABLE AND SPRINT PCS MAY FORCE US TO SELL OUR ASSETS WITHOUT STOCKHOLDER APPROVAL

         Our senior credit facility requires that we comply with specified financial ratios and other performance covenants. If we fail to comply with these covenants or we default on our obligations under our senior credit facility, our lender may accelerate the maturity of our debt. If our lender accelerates our debt, Sprint PCS has the option to purchase our operating assets at a discount to market value and assume our obligations under the senior credit facility, without further approval of UbiquiTel's shareholders. If Sprint PCS does not exercise this option, our lender may sell our assets to third parties without approval of UbiquiTel's shareholders. If Sprint PCS provides notice to our lender that we are in breach of our management agreement with Sprint PCS and, as a result, our obligations under the credit agreement are accelerated and Sprint PCS does not elect to operate our business, our lender may designate a third party to operate our business without the approval of UbiquiTel's shareholders.

OUR INDEBTEDNESS PLACES RESTRICTIONS ON US WHICH MAY LIMIT OUR OPERATING
   FLEXIBILITY AND OUR ABILITY TO PAY DIVIDENDS

         The indenture that governs the senior subordinated discount notes and the credit agreement that governs our senior credit facility impose material operating and financial restrictions on us. These restrictions, subject to ordinary course of business exceptions, may limit our ability to engage in some transactions, including the following:

         -    designated types of mergers or consolidations;

         - paying dividends or other distributions to UbiquiTel's shareholders;

         -    making investments;

         -    selling assets;

         -    repurchasing UbiquiTel's common stock; and

         -    borrowing additional money.

         These restrictions could limit our ability to obtain debt financing, repurchase stock, refinance or pay principal or interest on our outstanding debt, consummate acquisitions for cash or debt or react to changes in our operating environment.

WE MAY NOT BE ABLE TO RESPOND EFFECTIVELY TO THE SIGNIFICANT COMPETITION IN THE
   WIRELESS COMMUNICATIONS SERVICES INDUSTRY OR KEEP PACE WITH OUR COMPETITORS IN THE INTRODUCTION OF NEW PRODUCTS, SERVICES AND EQUIPMENT, WHICH COULD IMPAIR OUR ABILITY TO ATTRACT NEW CUSTOMERS

         Our dependence on Sprint PCS to develop competitive products and services and the requirement that we obtain Sprint PCS' consent to sell non-Sprint PCS approved equipment may limit our ability to keep pace with our competitors in the introduction of new products, services and equipment. Additionally, we expect that existing cellular providers will upgrade their systems and provide expanded, digital services to compete with the Sprint PCS products and services that we offer.

WE MAY NOT BE ABLE TO COMPETE WITH LARGER, MORE ESTABLISHED WIRELESS PROVIDERS
   WHO HAVE RESOURCES TO COMPETITIVELY PRICE THEIR PRODUCTS AND SERVICES, WHICH COULD RESULT IN A REDUCTION OF OUR SUBSCRIBERS

         We will compete in some of our markets with more than four wireless providers, some of which have an infrastructure in place and have been operational for a number of years. Some of our competitors, namely AT&T Wireless Services, Verizon and VoiceStream:

         (1) have substantially greater financial, technological, marketing and sales and distribution resources than us;

         (2) have more extensive coverage in specific areas of our markets and have broader regional coverage than us; and

         (3) may market other services, such as traditional telephone service, cable television access and access to the Internet, with their wireless communications services.

         We may be unable to compete successfully with these larger competitors who have substantially greater resources or who offer more services than we do to a larger subscriber base, which could result in a reduction in new subscribers.

WE MAY NOT BE ABLE TO RESPOND TO THE RECENT TREND IN THE CONSOLIDATION OF THE
   WIRELESS COMMUNICATIONS INDUSTRY, OR COMPETE WITH POTENTIAL ACQUIRORS FOR ACQUISITIONS, WHICH COULD RESULT IN A REDUCTION OF OUR SUBSCRIBERS OR A DECLINE IN PRICES FOR OUR PRODUCTS AND SERVICES

         There has been a recent trend in the wireless communications industry towards consolidation of wireless service providers through joint ventures, mergers and acquisitions. We expect this consolidation to lead to larger competitors over time. Several large competitors already exist, such as AT&T Wireless Services, Verizon, VoiceStream and Cingular. We may not be able to respond to pricing pressures that may result from a consolidation in our industry, which could result in a reduction of new subscribers and cause market prices for our products and services to decline in the future. Also, if we expand our operations through acquisitions, we will compete with other potential acquirors, some of which may have greater financial or operational resources than us.

THE TECHNOLOGY WE USE HAS LIMITATIONS AND COULD BECOME OBSOLETE, WHICH WOULD
   REQUIRE US TO IMPLEMENT NEW TECHNOLOGY AT SUBSTANTIALLY INCREASED COSTS AND LIMIT OUR ABILITY TO COMPETE EFFECTIVELY

         We intend to employ digital wireless communications technology selected by Sprint PCS for its nationwide network. Code division multiple access, known as CDMA, technology is a relatively new technology. CDMA may not provide the advantages expected by Sprint PCS. If another technology becomes the preferred industry standard, we may be at a competitive disadvantage and competitive pressures may require Sprint PCS to change its digital technology which, in turn may require us to make changes at substantially increased costs. We may not be able to respond to such pressures and implement new technology on a timely basis, or at an acceptable cost. We also expect to face competition from other existing communications technologies such as specialized mobile radio, known as SMR, and enhanced specialized mobile radio, known as ESMR, and domestic and global mobile satellite service. SMR and ESMR systems can provide services that may be competitive with those offered by PCS and are often less expensive to build than PCS systems. In addition, we expect that in the future providers of wireless communications services will compete more directly with providers of traditional telephone services, energy companies, utility companies and cable operators who expand their services to offer communications services. Potential users of PCS systems may find their communications needs satisfied by other current and developing technologies. One or two-way paging or beeper services that feature voice messaging and data display as well as tone-only service may be adequate for potential subscribers who do not need to speak to the caller.

UNAUTHORIZED USE OF OUR PCS NETWORK COULD DISRUPT OUR BUSINESS

         We will likely incur costs associated with the unauthorized use of our PCS network, including administrative and capital costs associated with detecting, monitoring and reducing the incidence of fraud. Fraud impacts interconnection costs, capacity costs, administrative costs, fraud prevention costs and payments to other carriers for unbillable fraudulent roaming.

UBIQUITEL'S CERTIFICATE OF INCORPORATION AND BYLAWS INCLUDE PROVISIONS THAT MAY
   DISCOURAGE A CHANGE OF CONTROL TRANSACTION

         Some provisions of UbiquiTel's certificate of incorporation and bylaws and the provisions of Delaware law could have the effect of delaying, deferring or preventing an acquisition of us. For example, UbiquiTel has a staggered board of directors, the members of which may only be removed for cause, authorized but unissued shares of preferred stock which could be used to fend off a takeover attempt, and UbiquiTel's shareholders may not take actions by written consent and are limited in their ability to make proposals at shareholder meetings.

OUR PLAN OF COVERAGE FOR OUR MARKETS MAY BE INADEQUATE TO PROFITABLY OPERATE OUR
   BUSINESS

         Our projected build-out plan for our markets does not cover all areas of our markets. As a result, our plan may not adequately serve the needs of the potential customers in our markets or attract enough subscribers to operate our business successfully. To correct this potential problem, we may have to cover a greater percentage of our markets than we anticipate, which we may be unable to do profitably.

RISKS PARTICULAR TO OUR INDUSTRY

WE MAY EXPERIENCE A HIGH RATE OF CUSTOMER TURNOVER WHICH WOULD INCREASE OUR
   COSTS OF OPERATIONS AND REDUCE OUR REVENUE

         Our strategy to reduce customer turnover may not be successful. The rate of customer turnover may be the result of several factors, including network coverage, reliability issues such as blocked calls, dropped calls, handset problems, non-use of phones, change of employment, the non-use of customer contracts, affordability, customer care concerns and other competitive factors. Price competition and other competitive factors could also cause increased customer turnover. A high rate of customer turnover could adversely affect our competitive position, results of operations and our costs of, or losses incurred in, obtaining new subscribers, especially because we subsidize some of the costs of initial purchases of handsets by customers.

USE OF HAND-HELD PHONES MAY POSE HEALTH RISKS, WHICH COULD RESULT IN A REDUCTION
   IN SUBSCRIBERS AND INCREASED EXPOSURE TO LITIGATION

         Media reports have suggested that certain radio frequency emissions from wireless handsets may be linked to various health concerns, including cancer, and may interfere with various electronic medical devices, including hearing aids and pacemakers. The actual or perceived risk of radio frequency emissions from portable telephones could adversely affect us through a reduced subscriber growth rate, a reduction in subscribers, reduced network usage per subscriber, reduced financing available to the mobile communications industry and increased exposure to potential litigation.

REGULATION BY GOVERNMENT AGENCIES AND TAXING AUTHORITIES MAY INCREASE OUR COSTS
   OF PROVIDING SERVICE OR REQUIRE US TO CHANGE OUR SERVICES

         The licensing, construction, use, operation, sale and interconnection arrangements of wireless telecommunication systems are regulated to varying degrees by the Federal Communications Commission, the Federal Trade Commission, the Federal Aviation Administration, the Environmental Protection Agency, the Occupational Safety and Health Administration and, depending on the jurisdiction, state and local regulatory agencies and legislative bodies. Adverse decisions regarding these regulatory requirements could negatively impact Sprint PCS' operations and our costs of doing business. For example, changes in tax laws or the interpretation of existing tax laws by state and local authorities could subject us to increased income, sales, gross receipts or other tax costs or require us to alter the structure of our relationship with Sprint PCS.

OUR BUSINESS IS SEASONAL AND WORSE THAN EXPECTED FOURTH QUARTER RESULTS MAY
   CAUSE OUR STOCK PRICE TO DROP AND SIGNIFICANTLY REDUCE OUR OVERALL RESULTS OF OPERATIONS

         The wireless industry is heavily dependent on fourth quarter results. Among other things, the industry relies on significantly higher customer additions and handset sales in the fourth quarter as compared to the other three fiscal quarters. The price of our common stock may drop and our overall results of operations could be significantly reduced if we have a worse than expected fourth quarter for any reason, including the following:

         - our inability to match or beat pricing plans offered by competitors;

         - the failure to adequately promote Sprint PCS' products, services and pricing plans;

         - our inability to obtain an adequate supply or selection of handsets;

         -    a downturn in the economy of some or all of our markets; or

         -    a poor holiday shopping season.

         There is also uncertainty as to the extent of customer demand as well as the extent to which airtime and monthly recurring charges may continue to decline. As a result, our future prospects and those of the industry, and the success of PCS and other competitive services, remain uncertain.

               SPECIAL NOTE CONCERNING FORWARD-LOOKING STATEMENTS

         This prospectus contains, or incorporates by reference, statements about future events and expectations, which are "forward-looking statements." Any statement in this prospectus that is not a statement of historical fact may be deemed to be a forward-looking statement. These forward-looking statements include:

         - forecasts of growth in the number of consumers using wireless personal communications services and in estimated populations;

         - statements regarding our plans for, schedule for and costs of the build-out of our portion of the Sprint PCS network;

         - statements regarding our anticipated revenues, expense levels, liquidity and capital resources, operating losses and future stock price performance;

         - projections of when we will launch commercial wireless personal communications service in particular markets;

         - statements regarding expectations or projections about markets in our service areas;

         - statements regarding the anticipated benefits of our acquisition of VIA Wireless; and

         - other statements, including statements containing words such as "may," "might," "could," "would," "anticipate," "believe," "plan," "estimate," "project," "expect," "intend" and other similar words that signify forward-looking statements.

         These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by these forward-looking statements. Specific factors that might cause such a difference include, but are not limited to:

         -    our ability to integrate VIA Wireless' operations;

         -    our ability to finance future growth opportunities;

         -    our dependence on our affiliation with Sprint PCS;

         - the ability to successfully complete the build-out of our portion of the Sprint PCS network in an efficient and timely manner;

         -    our limited operating history and anticipation of future losses;

         -    our dependence on Sprint PCS' back office services;

         -    potential fluctuations in our operating results;

         -    changes or advances in technology;

         -    changes in government regulation;

         -    competition in the industry and markets in which we operate;

         -    future acquisitions;

         -    our ability to attract and retain skilled personnel; and

         -    general economic and business conditions.

         For a discussion of some of these factors as well as additional factors, see "Risk Factors" beginning on page 6.

                                 USE OF PROCEEDS

         We will not receive any of the proceeds from the sale of shares of common stock by the selling stockholders hereunder except as described below. Under the terms of the merger agreement with VIA Wireless, some of the selling stockholders who acquired their shares of our common stock in connection with our acquisition of VIA Wireless have deposited into escrow until August 13, 2002 a total of 2 million of these shares to secure their indemnification obligations to us under the merger agreement. Any such selling stockholder who elects to sell some or all of its shares held in escrow is required to deposit the resulting net sale proceeds into escrow. We could receive some or all of these sale proceeds should such a selling stockholder be required to indemnify us under the merger agreement.

                              SELLING STOCKHOLDERS

         The following table provides information regarding the ownership of our common stock by the selling stockholders as of the date of this prospectus and as adjusted to reflect the sale of all of their shares. Our registration of these shares does not necessarily mean that the selling stockholders will sell any or all of the shares. All but two of the selling stockholders are former stockholders of the members of VIA Wireless or employees of VIA Wireless and acquired their shares of our common stock in connection with our acquisition of VIA Wireless. The other two selling stockholders acquired their shares directly from us in connection with the exercise of outstanding employee stock options and warrants.

         Except as described in the table below, none of the selling stockholders have had any position, office or other material relationship with us (other than as a stockholder of the members of VIA Wireless) within the past three years. The selling stockholders who are former stockholders of the members of VIA Wireless and employees of VIA Wireless are participating in this offering pursuant to contractual registration rights granted to them in connection with the acquisition of VIA Wireless. In connection with the acquisition, we agreed to file the registration statement of which this prospectus forms a part and to pay substantially all of the expenses incident to the registration of the shares of our common stock, including all costs incident to the offering and sale of the shares by the selling stockholders to the public other than any brokerage fees, selling commissions or underwriting discounts. We have agreed to keep the registration statement of which this prospectus is a part effective until the earlier of August 13, 2003 or such time as all of these selling stockholders have completed the sale or distribution of their shares. As of August 13, there were 81,116,465 shares of our common stock outstanding. Beneficial ownership has been determined in accordance with the rules of the SEC, and includes voting or investment power with respect to the shares. Unless otherwise indicated in the table below, to our knowledge, all persons named in the table below have sole voting and investment power with respect to their shares of common stock, except to the extent authority is shared by spouses under applicable law.


                                                                             NUMBER OF
                                                   OWNERSHIP PRIOR             SHARES           OWNERSHIP AFTER
                                                   TO THE OFFERING           OFFERED(1)          THE OFFERING
                                               -------------------------    ------------    -----------------------
NAME                                            SHARES       PERCENTAGE                      SHARES     PERCENTAGE
                                               -----------   ----------                     --------   ------------
The Ponderosa Telephone Co.(2)(3).......         6,478,671      8.0%            6,478,671      --           --
Irrevocable Trust Under the Will of
  J.H. Evans(2)(4)......................         3,099,364      3.8             3,099,364      --           --
J.H. Evans Family Limited
  Partnership(2)(5).....................         1,490,107      1.8             1,490,107      --           --
Paribas North America, Inc.(6)..........         1,147,861      1.4             1,147,861      --           --
Bryan Family, Inc.(2)(7)................         1,015,289      1.3             1,015,289      --           --
Kerman Communications, Inc.(2)(8).......           534,217        *               534,217      --           --
Jane Blair Vilas 1990 Trust(2)(9).......           516,492        *               516,492      --           --
Instant Phone, LLC(2)(10)...............           499,077        *               499,077      --           --
The Dan and Danna Holmes Charitable
  Remainder Trust II(2)(11).............           444,683        *               444,683      --           --
The John and Wendy Evans Charitable

                                                                             NUMBER OF
                                                   OWNERSHIP PRIOR             SHARES           OWNERSHIP AFTER
                                                   TO THE OFFERING           OFFERED(1)          THE OFFERING
                                               -------------------------    ------------    -----------------------
NAME                                            SHARES       PERCENTAGE                      SHARES     PERCENTAGE
                                               -----------   ----------                     --------   ------------
  Remainder Trust II(2)(12).............           434,437        *               434,437      --           --
Ramyar, LLC(2)(13)......................           404,079        *               404,079      --           --
RCBM, LLC(2)(14)........................           404,079        *               404,079      --           --
Barcus Family Limited
Partnership(2)(15)......................           267,108        *               267,108      --           --
S&K Moran Family Limited
  Partnership(2)(16)....................           267,108        *               267,108      --           --
Delmar Williams & Associates,
  L.P.(2)(17)...........................           234,279        *               234,279      --           --
American Endowment Foundation FBO Evans
  Family Foundation(2)(18)..............            82,050        *                82,050      --           --
American Endowment Foundation FBO
  Holmes Family Foundation(2)(19).......            71,808        *                71,808      --           --
Jane B. Vilas(2)(20)....................            59,608        *                59,608      --           --
Hal Kluis(2)(21)........................            45,347        *                45,347      --           --
William V. Lawn(22).....................            15,000        *                15,000      --           --
Harry Midgley(23).......................            12,095        *                12,095      --           --
Kathy Mueller(24).......................             6,048        *                 6,048      --           --
Kathleen Taormina(25)...................             5,785        *                 5,785      --           --
Fred Ritter(26).........................             1,447        *                 1,447      --           --
Jack Bumgarner(27)......................               723        *                   723      --           --

--------------------------------
*    Represents ownership of less than 1%.

(1) The actual number of shares of common stock offered hereby and included in the registration statement of which this prospectus forms a part includes, pursuant to Rule 416 under the Securities Act, such additional number of shares of common stock as may be issuable in connection with the shares registered for sale hereby resulting from stock splits, stock dividends, recapitalizations or similar transactions.

(2) A portion of the shares listed as beneficially owned by each selling stockholder has been deposited in an escrow account in connection with the VIA Wireless acquisition to secure the respective indemnification obligations of the selling stockholders under the merger agreement. These escrow shares are to be released from escrow and delivered to the selling stockholders not later than August 13, 2002 to the extent that no claims have been made against the escrow. This registration statement and the sums indicated in the column entitled "Number of Shares Offered" include all of the escrow shares.

(3) The address of The Ponderosa Telephone Co. is 47034 Road 201, O'Neals, California 93645. Matthew J. Boos, one of our directors, is the General Manager of The Ponderosa Telephone Co., the former secretary/treasurer of VIA Wireless and a former member of VIA Wireless' members committee. Silkwood Ventures LLC, of which E.L. Silkwood owns a controlling interest, owns 29.4 % of the voting stock of The Ponderosa Telephone Co. The Else Bigelow-Jesse E. Bigelow Trust DUA 03/12/87 owns 15.7% of the voting stock of The Ponderosa Telephone Co. for the benefit of E.L. Silkwood. The
     Jesse E. Bigelow Residual Trust owns 6.1% of the voting stock of The Ponderosa Telephone Co. for the benefit of E.L. Silkwood. The Robert F. Bigelow Marital Reduction Trust DUA 11/20/81 owns 20.6% of the voting stock of The Ponderosa Telephone Co. for the benefit of Mary F. Bigelow. No other person owns more than 5% of the voting stock of The Ponderosa Telephone Co.

(4)  The address of Irrevocable Trust Under the Will of J.H. Evans is c/o Jane
     B. Vilas, 10661 N. Golfink Road, Turlock, California 95380. The shares held by the Irrevocable Trust Under the Will of J.H. Evans are owned by Jane B. Vilas as Trustee thereof.

(5) The address of J.H. Evans Family Limited Partnership is c/o Jane B. Vilas, 10661 N. Golfink Road, Turlock, California 95380. Jane B. Vilas as manager of Vilas, LLC owns a 100% interest as general partner of the J.H. Evans Family Limited Partnership. Danna Holmes owns a 12.6% limited partnership interest of the J. H. Evans Family Limited Partnership. Dan Holmes, Danna Holmes and Van Newell as Trustees of The Dan and Danna Holmes Charitable Remainder Unitrust I own a 18.6% limited partnership interest of the J. H. Evans Family Limited Partnership. John Evans owns a 19.8% limited partnership interest of the J.H. Evans Family Limited Partnership. Cindy Evans and Van Newell as Trustees of The Cynthia Evans Charitable Remainder Unitrust I own a 15.8% limited partnership interest of the J.H. Evans Family Limited Partnership; Ms. Evans also owns a 13.2% limited partnership interest of the J.H. Evans Family Limited Partnership. John Evans, Wendy Evans and Van Newell as Trustees of the The John and Wendy Evans Charitable Unitrust I own a 5.5% limited partnership interest of the J.H. Evans Family Limited
     Partnership. No other person owns more than 5% of the limited partnership interests of the J.H. Evans Family Limited Partnership.

(6) The address of Paribas North America, Inc. is 787 Seventh Avenue, New York, NY 10019. Paribas, through its affiliates, is the lead arranger, administrative agent and principal lender under our $300 million credit facility.

(7) The address of Bryan Family, Inc. is 340 Live Oak Road, Paicines, California 95043. Steven R. Bryan owns 50.1% and Harvey S. Bryan owns 49.9% of the voting stock of Bryan Family, Inc.

(8) The address of Kerman Communications, Inc. is 811 S. Madera Avenue, Kerman, California 93630. William Sebastian and Kathleen Sebastian as Trustees of the William and Kathleen Sebastian Trust of 1982 own 14.91% of the voting stock of Kerman Communications, Inc. Susan Moran owns 5.19% of the voting stock of Kerman Communications, Inc. as Custodian for each of Amanda Moran, Evan Moran and Christopher Moran. William S. Barcus owns 5.19% of the voting stock of Kerman Communications, Inc. Brian S. Barcus and Christina Mae Barcus as Trustees of the Barcus Family Trust UAD June 21, 1994 own 5.19% of the voting stock of Kerman Communications, Inc. Susan Moran as Trustee of the Moran Family Trust UAD December 13, 1995 owns 14.30% of the voting stock of Kerman Communications, Inc. Edward Scott Barcus and Ruth Anne Barcus as Trustees of the Barcus Family Trust UAD May 3, 1994 own 16.34% of the voting stock of Kerman Communications, Inc. Ruth A. Barcus and Frank Freiberger as Trustees of the Sebastian/Barcus Generation Skipping Trust own 11.64% of the voting stock of Kerman Communications, Inc. Susan Moran and Frank Freiberger as Trustees of the Sebastian/Moran Generation Skipping Trust own 11.64% of the voting stock of Kerman Communications, Inc. No other person owns more than 5% of the voting stock of Kerman Communications, Inc.

(9) The address of the Jane Blair Vilas 1990 Trust is 7312 Hillcrest Drive, Modesto, California 95356. The shares held by the Jane Blair Vilas 1990 Trust are owned by John H. Evans and Danna Holmes as Trustees thereof.

(10) The address of Instant Phone, LLC is c/o David S. Nelson, 7084 N. Cedar, Box 84, Fresno, California 93704. All of the member interests of Instant Phone, LLC are owned by Davis S. Nelson, the former president of VIA Wireless. In connection with the acquisition of VIA Wireless, UbiquiTel has entered into a consulting agreement with Mr. Nelson.

(11) The address of The Dan and Danna Holmes Charitable Remainder Trust II is 5781 Hillcrest Road, Merced, California 95340. The shares held by The Dan and Danna Holmes Charitable Remainder Trust II are owned by Dan Holmes, Danna Holmes and Van Newell as Trustees thereof.

(12) The address of The John and Wendy Evans Charitable Remainder Trust II is 7312 Hillcrest Drive, Modesto, California 95356. The shares held by The John and Wendy Evans Charitable Remainder Trust II are owned by John and Wendy Evans and Van Newell as Trustees thereof.

(13) The address of Ramyar, LLC is 327 Medio Drive, Los Angeles, California 90049. The shares held by Ramyar, LLC are owned by Marsha Ambraziunas as the sole member thereof.

(14) The address of RCBM, LLC is 327 Medio Drive, Los Angeles, California 90049. The shares held by RCBM, LLC are owned by Rimvydas Ambraziunas as the sole member thereof.

(15) The address of Barcus Family Limited Partnership is 811 S. Madera Avenue, Kerman, California 93630. Ruth A. Barcus owns a 100% interest as general partner of Barcus Family Limited Partnership. Edward Scott Barcus and Ruth Anne Barcus as Trustees of the Barcus Family Trust UAD May 3, 1994 own a 29.59% limited partnership interest of Barcus Family Limited Partnership. William S. Barcus owns a 16.33% limited partnership interest of Barcus Family Limited Partnership. Brian S. Barcus and Christina Mae Barcus as Trustees of the Barcus Family Trust UAD June 21, 1994 own a 16.33% limited partnership interest of Barcus Family Limited Partnership. Barbara A. Douglas owns a 16.33% limited partnership interest of Barcus Family Limited Partnership. Ruth A. Barcus and Frank Freiberger as Trustees of the Sebastian/Barcus Generation Skipping Trust own a 21.43% limited partnership interest of Barcus Family Limited Partnership. No other person owns more than 5% of the limited partnership interests of Barcus Family Limited Partnership.

(16) The address of S&K Moran Family Limited Partnership is 811 S. Madera Avenue, Kerman, California 93630. Susan Moran owns 100% of the general partnership interest of S&K Moran Family Limited Partnership. Susan Moran as Trustee of the Moran Family Trust UAD December 13, 1995 owns a 48.98% limited partnership interest in S&K Moran Family Limited Partnership. Amanda Moran owns a 5.10% limited partnership interest in S&K Moran Family Limited Partnership. Evan Moran owns a 5.10% limited partnership interest in S&K Moran Family Limited Partnership. Susan Moran as Custodian for Christopher Moran owns a 5.10% limited partnership interest in S&K Moran Family Limited Partnership. Susan Moran and Frank Freiberger as Trustees of the Sebastian/Moran Generation Skipping Trust own a 35.71% limited partnership interest in S&K Moran Family Limited Partnership. No other person owns more than 5% of the limited partnership interests of S&K Moran Family Limited Partnership.

(17) The address of Delmar Williams & Associates, L.P. is 10052 Oak Branch Circle, Carmel, California 93923. Delwyn C. Williams holds a 1% interest as general partner and a 25% interest as a limited partner of Delmar Williams & Associates, L.P. No other person owns more than 5% of the limited partnership interests of Delmar Williams & Associates, L.P.

(18) The address of American Endowment Foundation FBO Evans Family Foundation is c/o Philip Tobin, 1521 Georgetown Road, Hudson, Ohio 44236. The shares held by American Endowment Foundation FBO Evans Family Foundation are owned by Philip Tobin and Thomas Tobin as executive officers thereof.

(19) The address of American Endowment Foundation FBO Holmes Family Foundation is c/o Philip Tobin, 1521 Georgetown Road, Hudson, Ohio 44236. The shares held by American Endowment Foundation FBO Holmes Family Foundation are owned by Philip Tobin and Thomas Tobin as executive officers thereof.

(20) The address of Jane B. Vilas is 10661 N. Golfink Road, Turlock, California 95380.

(21) The address of Hal Kluis is 916 Scenic Court, Coarsegold, California 95355. Mr. Kluis is a former officer of J.H. Evans, Inc., one of the members of VIA Wireless.

(22) The address of William V. Lawn is 13 East Timber Drive, Marmora, New Jersey 08223. Mr. Lawn is a former employee of UbiquiTel.

(23) The address of Harry Midgley is 44299 Cottontail Court, Coarsegold, California 93614. Mr. Midgley is an employee of VIA Wireless.

(24) The address of Kathy Mueller is 8681 N. 4th, Fresno, California 93720. Ms. Mueller is an employee of VIA Wireless.

(25) The address of Kathleen Taormina is 2634 N. Van Ness Boulevard. Ms. Taormina is an employee of VIA Wireless.

(26) The address of Fred Ritter is 7413 N. Sierra Vista Avenue, Fresno, California 93720. Mr. Ritter is an employee of VIA Wireless.

(27) The address of Jack Bumgarner is 2610 Nectarine Street, Selma, California 93662. Mr. Bumgarner is an employee of VIA Wireless

                              PLAN OF DISTRIBUTION

GENERAL

         We are registering the shares on behalf of the selling stockholders. As used in this prospectus, the term "selling stockholders" includes the pledgees, donees, transferees or other successors-in-interest selling shares received after the date of this prospectus from a named selling stockholder as a gift, pledge, partnership distribution or other non-sale related transfer.

         Sales of shares of common stock by the selling stockholders may involve any of the following:

         - block transactions in which the broker or dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction,

         - purchases by a broker-dealer as principal and resale by such broker-dealer for its own account pursuant to this prospectus,

         - ordinary brokerage transactions and transactions in which a broker solicits purchasers, or

         -    privately negotiated transactions.

         In connection with the distribution of the shares of common stock or otherwise, the selling stockholders may enter into hedging transactions with broker-dealers. In connection with such transactions, broker-dealers may engage in short sales of the common stock in the course of hedging the position they assume with the selling stockholders. The selling stockholders may also sell the common stock short and redeliver the shares to close out such short positions.

         The selling stockholders may also enter into option transactions (including call or put option transactions) or other transactions with broker-dealers which require delivery to such broker-dealer of shares offered hereby, which shares such broker-dealer may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction, if necessary). The selling stockholders may also pledge shares to a broker-dealer and, upon a default, such broker-dealer may effect sales of the pledged shares pursuant to this prospectus (as supplemented or amended to reflect such transaction, if necessary). The selling stockholders may also sell the common stock through one or more underwriters on a firm commitment or best-efforts basis (with a supplement or amendment to this prospectus, if necessary).

         Agents, broker-dealers or underwriters may receive compensation in the form of discounts, concessions or commissions from the selling stockholders and/or the purchasers of shares for whom they act as agent or to whom they sell as principals, or both (which compensation as to a particular broker-dealer may be in excess of customary commissions). The selling stockholders and any agents, broker-dealers or underwriters that act in connection with the sale of shares might be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act, and any discount or commission received by them and any profit on the resale of shares sold by them while acting as principals might be deemed to be underwriting discounts or commissions under the Securities Act. Because the selling stockholders might be deemed to be underwriters, the selling stockholders will be subject to the prospectus delivery requirements of the Securities Act.

         All costs, expenses and fees in connection with the registration of the shares will be borne by us. Brokerage commissions and similar selling expenses, if any, attributable to the sale of the shares will be borne by the selling stockholders.

         We have advised the selling stockholders that they will be subject to applicable provisions of the Exchange Act and the associated rules and regulations under the Exchange Act, including the anti-manipulative provisions of Regulation M, which provisions may limit the timing of purchases and sales of shares of our common stock by them.

         In addition, any shares that qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than pursuant to this prospectus.

         Upon us being notified by a selling stockholder that any material arrangement has been entered into with a broker-dealer for the sale of shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, a supplement to this prospectus will be filed, if required, pursuant to Rule 424(b) under the Act, disclosing (i) the name of each such selling stockholder and of the participating broker-dealer(s), (ii) the number of shares involved, (iii) the price at which such shares were sold, (iv) the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable, (v) that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus and (vi) other facts material to the transaction. In addition, upon us being notified by a selling stockholder that a donee, pledgee, transferee or other successor-in-interest intends to sell more than 500 shares, a supplement to this prospectus will be filed.

                                  LEGAL MATTERS

         Certain legal matters with respect to the validity of the common stock offered under this prospectus will be passed upon for UbiquiTel Inc. by Greenberg Traurig, P.A., Miami, Florida. Attorneys for Greenberg Traurig beneficially own in the aggregate 31,750 shares of our common stock.

                                     EXPERTS

         The audited consolidated balance sheets of UbiquiTel Inc. and Subsidiaries as of December 31, 1999 and December 31, 2000, and the related consolidated statements of operations, stockholders' equity, and cash flows for the period from inception (September 29, 1999) to December 31, 1999 and for the year ended December 31, 2000 incorporated by reference in this prospectus and in the registration statement have been audited by Arthur Andersen LLP, independent certified public accountants as indicated in their report with respect thereto, and are incorporated by reference herein in reliance upon the authority of said firm as experts in giving such reports.

         The financial statements of the Spokane District (wholly owned by Sprint Spectrum L.P.) at December 31, 1999 and 1998, and for each of the three years in the period ended December 31, 1999, incorporated by reference in this prospectus and the registration statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report with respect thereto, and are incorporated by reference herein in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

         The financial statements of VIA Wireless, LLC as of December 31, 1999 and 2000, and for each of the three years in the period ended December 31, 2000, incorporated by reference in this prospectus and the registration statement have been audited by Moss Adams LLP, independent auditors, as set forth in their report with respect thereto, and are incorporated by reference herein in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

                       WHERE YOU CAN FIND MORE INFORMATION

         We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC's public reference rooms located at 450 5th Street, N.W., Washington, D.C. 20549, at Seven World Trade Center, 13th Floor, New York, New York 10048 and at Northwest Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public from the SEC's web site at: http://www.sec.gov. You can also inspect reports and other information we file at the offices of the Nasdaq Stock Market, Inc., 1735 K Street, Washington, D.C. 20006.

         This prospectus is part of a registration statement that we filed with the SEC. The registration statement contains more information than this prospectus regarding us and our common stock, including certain exhibits. You can obtain a copy of the registration statement from the SEC at the address listed above or from the SEC's web site listed above.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

         The SEC allows us to "incorporate by reference" some of the documents we file with it into this prospectus, which means:

         - we can disclose important information to you by referring you to those documents;

         - the information incorporated by reference is considered to be part of this prospectus; and

         - later information that we file with the SEC will automatically update and supersede this information.

         We incorporate by reference the documents listed below:

     (1) our Annual Report on Form 10-K, as amended by Form 10-K/A, for the fiscal year ended December 31, 2000;

     (2) our Quarterly Report on Form 10-Q, as amended by Form 10-Q/A, for the fiscal quarter ended March 31, 2001 and our Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2001;

     (3) our definitive Proxy Statement, dated July 16, 2001, filed in connection with our 2001 Annual Meeting of Shareholders; and

     (4) the description of our common stock filed as part of our Registration Statement on Form 8-A dated June 7, 2000.

         All documents filed pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and prior to the termination of this offering shall be deemed to be incorporated by reference in this prospectus and to be part of this prospectus from the date they are filed. In addition, all documents filed pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of the initial registration statement and prior to the effectiveness of the registration statement of which this prospectus forms a part shall be deemed to be incorporated by reference in this prospectus and to be part of this prospectus from the date they are filed.

         We will provide without charge to each person, including any beneficial owner, to whom a prospectus is delivered, upon written or oral request of that person, a copy of any and all of the information that has been incorporated by reference in this prospectus (excluding exhibits unless specifically incorporated by reference into those documents). Please direct requests to us at the following address:

                                 UbiquiTel Inc.
                         One West Elm Street, Suite 400
                        Conshohocken, Pennsylvania 19428
                          Attention: Investor Relations
                                 (610) 832-3300

------------------------------------------------------------------------------


______________, 2001

                                 UBIQUITEL INC.

                        17,562,861 SHARES OF COMMON STOCK







                     --------------------------------------
                               P R O S P E C T U S
                     --------------------------------------










--------------------------------------------------------------------------------
We have not authorized any dealer, salesperson or other person to give you written information other than this prospectus or to make representations as to matters not stated in this prospectus. You must not rely on unauthorized information. This prospectus is not an offer to sell these securities or our solicitation of your offer to buy the securities in any jurisdiction where that would not be permitted or legal. Neither the deliver of this prospectus nor any of the sales made hereunder after the date of this prospectus shall create an implication that the information contained herein or our affairs have not changed since the date hereof.
--------------------------------------------------------------------------------

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The estimated expenses in connection with the offering are as follows:

Securities and Exchange Commission Registration Fee............................................               $35,038
Legal Fees and Expenses........................................................................               $15,000
Accounting Fees and Expenses...................................................................               $20,000
Printing and Engraving Expenses................................................................                $5,000
Miscellaneous..................................................................................               $20,000
                                                                                                              ---------
    Total......................................................................................               $95,038
                                                                                                              =========


         All amounts except the Securities and Exchange Commission registration fee are estimated.

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

         The Amended and Restated Certificate of Incorporation of UbiquiTel Inc. ("UbiquiTel") provides that the liability of the directors and officers of UbiquiTel to UbiquiTel or any of its stockholders for monetary damages arising from a breach of their fiduciary duty as directors and officers shall be limited to the fullest extent permitted by the General Corporation Law of Delaware. This limitation does not apply with respect to any action in which a director or officer would be liable under Section 174 of the General Corporation Law of Delaware, nor does it apply with respect to any liability in which a director or officer:

          -    breached his duty of loyalty to UbiquiTel or its stockholders;

          - did not act in good faith or, in failing to act, did not act in good faith;

          - acted in a manner involving intentional misconduct or a knowing violation of law or, in failing to act, shall have acted in a manner involving intentional misconduct or a knowing violation of law; or

          -    derived an improper personal benefit.

         UbiquiTel's bylaws provide that UbiquiTel may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of UbiquiTel) by reason of the fact that he is or was a director, officer, employee, or agent of UbiquiTel, or is or was serving at the request of UbiquiTel as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action, suit, or proceeding. The power to indemnify applies only if such person acted in good faith and in a manner he reasonably believed to be in the best interest, or not opposed to the best interest, of UbiquiTel and with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

         The power to indemnify applies to actions brought by or in the right of UbiquiTel as well, but only to the extent of defense and settlement expenses and not to any satisfaction of a judgment or settlement of the claim itself and with the further limitation that in such actions no indemnification shall be made in respect of any claim, issue or matter as to which such person has been adjudged to be liable to UbiquiTel unless the court, in its discretion, believes that in light of all the circumstances indemnification should apply. To the extent that any present or former director of UbiquiTel has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to above, or in defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith.

         UbiquiTel has purchased directors' and officers' liability insurance covering its directors and officers in amounts customary for similarly situated companies.

ITEM 16. EXHIBITS

   EXHIBIT
   NUMBER                             DESCRIPTION
   --------                           -----------
        **2.1  Amended and Restated Merger Agreement, dated as of April 18,
               2001, by and among UbiquiTel Inc., UbiquiTel Operating Company, the Merger Subsidiaries of UbiquiTel Inc., VIA Wireless, LLC, the
               Stockholders and the Controlling Evans Stockholders. (2.1)

       ^  3.1  Amended and Restated Certificate of Incorporation of
               UbiquiTel Inc. (3.1)

       ^  3.2  Amended and Restated Bylaws of UbiquiTel Inc. (3.2)

       ^  4.1  Warrant Agreement dated as of April 11, 2000 between UbiquiTel
               Inc. and American Stock Transfer & Trust Company. (10.21)

       ^ 4.2 Warrant Registration Rights Agreement made as of April 11, 2000 by and among UbiquiTel Inc. and Donaldson, Lufkin & Jenrette
               Securities Corporation, Paribas Corporation and PNC Capital
               Markets, Inc. (10.23)

       ^^ 4.3 First Amendment, dated as of June 12, 2000, to Warrant Agreement dated as of April 11, 2000 between UbiquiTel Inc. and American
               Stock Transfer & Trust Company. (4.3)

       ^^ 4.4  Warrant Agreement dated as of June 12, 2000 by and between
               UbiquiTel Inc. and Donaldson, Lufkin & Jenrette Securities
               Corporation. (4.4)

      ^ ^ 4.5 Registration Rights Agreement dated as of June 12, 2000 by and between UbiquiTel Inc. and Donaldson, Lufkin & Jenrette
               Securities Corporation. (4.5)

          5.1  Opinion of Greenberg Traurig, P.A.

     +^  10.1  Sprint PCS Management Agreement, as amended, dated as of October
               15, 1998 by and between Sprint Spectrum, LP, WirelessCo, LP and
               UbiquiTel, LLC. (10.1)

     +^ 10.2 Sprint PCS Services Agreement dated as of October 15, 1998 by and between Sprint Spectrum, LP and UbiquiTel, LLC. (10.2)

      ^  10.3  Sprint Trademark and Service Mark License Agreement dated as of
               October 15, 1998 by and between Sprint Communications Company,
               LP and UbiquiTel, LLC. (10.3)

      ^ 10.4 Sprint Spectrum Trademark and Service Mark License Agreement dated as of October 15, 1998 by and between Sprint Spectrum, LP and UbiquiTel, LLC. (10.4)

     +^ 10.5 Asset Purchase Agreement dated as of December 28, 1999, as amended, by and between Sprint Spectrum, LP, Sprint Spectrum
               Equipment Company, LP, Sprint Spectrum Realty Company, LP, Cox
               Communications PCS, LP, Cox PCS Leasing Co., LP, Cox PCS Assets,
               LLC and UbiquiTel Holdings, Inc. (10.5)

      ^  10.6  Amended and Restated Registration Rights Agreement made as of
               February 16, 2000 by and among UbiquiTel Holdings, Inc. and the shareholder signatories thereto. (10.7)


                                     II-2

   EXHIBIT
   NUMBER                             DESCRIPTION
   --------                           -----------
      ^  10.7  Shareholders' Agreement dated as of February 16, 2000 by and among UbiquiTel Holdings, Inc., DLJ Merchant Banking Partners
               II, L.P. and the several shareholders named therein. (10.8)

      ^ 10.8 Stockholders' Voting Agreement dated November 23, 1999 by and among UbiquiTel Holdings, Inc. and the shareholder signatories thereto. (10.9)

      ^  10.9  Amended and Restated Consent and Agreement dated as of April
               5, 2000 by and between Sprint Spectrum, LP, Sprint Communications
               Company, LP, WirelessCo, LP, Cox Communications PCS, LP, Cox PCS
               License, LLC and Paribas. (10.11)

     *  10.10  Amended And Restated Warrant Agreement dated as of June 18, 2001 by and between UbiquiTel Inc. and Paribas North America, Inc.
               (10.1)

     ^  10.11  Series A Preferred Stock Purchase Agreement dated as of November
               23, 1999 by and between UbiquiTel Holdings, Inc., The Walter
               Group, Donald A. Harris, Paul F. Judge, James Parsons, U.S.
               Bancorp and the individuals listed on Exhibit A thereto. (10.13)

     ^  10.12  Purchase Agreement dated as of December 28, 1999 among
               UbiquiTel, L.L.C., UbiquiTel Holdings, Inc. and BET Associates,
               L.P. relating to $8,000,000 principal amount of UbiquiTel, L.L.C. 12% Senior Subordinated Notes due 2007 and Warrants to
               Purchase 9.75% of the Shares of Common Stock of UbiquiTel
               Holding Co. (10.14)

     ^ 10.13 Preferred Stock Purchase Agreement dated February 16, 2000 between UbiquiTel Holdings, Inc. and DLJ Merchant Banking
               Partners II, L.P. (10.15)

     ^ 10.14 Employment Agreement dated as of November 29, 1999 by and between UbiquiTel Holdings, Inc. and Donald A. Harris. (10.17)

     ^  10.15  Credit Agreement dated as of March 31, 2000 by and between
               UbiquiTel Inc., UbiquiTel Operating Company, the financial institutions party thereto from time to time and Paribas, as agent, for a $250,000,000 credit facility. (10.18)

     ^  10.16  Purchase Agreement dated April 4, 2000 between UbiquiTel Inc.,
               UbiquiTel Operating Company and Donaldson, Lufkin & Jenrette
               Securities Corporation, Paribas Corporation and PNC Capital
               Markets, Inc. (10.19)

     ^  10.17  Indenture dated as of April 11, 2000 between UbiquiTel Operating
               Company, UbiquiTel Inc. and American Stock Transfer & Trust
               Company. (10.20)

     ^ 10.18 Registration Rights Agreement made as of April 11, 2000 by and among UbiquiTel Operating Company, UbiquiTel Inc. and Donaldson,
               Lufkin & Jenrette Securities Corporation, Paribas Corporation and PNC Capital Markets, Inc. (10.22)

     ^  10.19  Founders Stock Agreement dated as of November 1, 1999 by and among UbiquiTel Holdings, Inc. and James Parsons, Donald A.
               Harris, Paul F. Judge, The Walter Group, Inc. and US Bancorp.
               (10.24)

     ^  10.20  Agreement between LCC International, Inc. and UbiquiTel
               Holdings, Inc., as amended, dated as of September 24, 1999.
               (10.25)

     ^  10.21  Agreement between Lucent Technologies, Inc. and UbiquiTel
               Holdings, Inc., dated as of December 21, 1999. (10.26)




                                     II-3

   EXHIBIT
   NUMBER                             DESCRIPTION
   --------                           -----------
      ^ 10.22  Master Site Agreement between SpectraSite Communications, Inc.
               and UbiquiTel Leasing Company, dated as of May 11, 2000. (10.27)

      ^ 10.23  Master Design and Build Agreement between SpectraSite
               Communications, Inc. and UbiquiTel Leasing Company, dated as of
               May 23, 2000. (10.30)

      ^ 10.24  Note Guarantee of UbiquiTel Inc. (10.28)

      ^ 10.25  Guarantee of UbiquiTel Inc. (10.29)

     ***10.26  Revolving Credit and Term Loan Agreement, dated as of February
               22, 2001, by and between UbiquiTel Operating Company and VIA
               Wireless, LLC. (10.27)

     ***10.27  Subordination Agreement, dated as of February 22, 2001, among
               UbiquiTel Operating Company, VIA Wireless, LLC, and the Members of VIA Wireless, LLC named therein. (10.28)

     ***10.28  Revolving Credit Note for $25,000,000, dated as of February 22,
               2001, between UbiquiTel Operating Company as lender and VIA
               Wireless, LLC, as borrower. (10.29)

     ***10.29 Membership Interest Purchase Warrant and Repurchase Agreement, dated as February 22, 2001, by and between VIA Wireless, LLC and UbiquiTel Operating Company. (10.30)

     ***10.30 Management Agreement, dated as of February 22, 2001, by and between UbiquiTel Operating Company and VIA Wireless,
               LLC. (10.31)

     ***10.31  Voting Agreement, dated as of February 22, 2001, among VIA
               Wireless, LLC and the Stockholders of UbiquiTel Inc. named therein. (10.32)

     ***10.32  Voting Agreement, dated as of February 22, 2001, among VIA
               Wireless, LLC, James A. Parsons and Ann Marie Parsons. (10.33)

        10.33 Escrow Agreement dated as of August 9, 2001 by and among UbiquiTel Inc., UbiquiTel Operating Company, First Union National
               Bank as Escrow Agent and the Indemnitor Parties named therein.

     ***10.34  Second Amendment and Consent to Credit Agreement, dated as of
               March 1, 2001, among UbiquiTel Operating Company, the financial institutions party thereto from time to time, BNP Paribas as agent, General Electric Capital Corporation and Fortis Capital
               Corp. (10.35)

     ***10.35  Addendum VI, dated February 22, 2001, to Sprint PCS Management
               Agreement by and between Sprint Spectrum, LP, Wireless Co., LP, and UbiquiTel Operating Company. (10.36)

     ***10.36 Indemnification Agreement, dated as of February 22, 2001, by and among UbiquiTel Inc., UbiquiTel Operating Company, the Merger
               Subsidiaries of UbiquiTel Inc. named therein, J.H. Evans Inc., and the Stockholders of J.H. Evans named therein. (10.37)

     ***10.37  Consulting Agreement, dated as of February 22, 2001, between
               UbiquiTel Inc., and Instant Phone, LLC. (10.38)

     ***10.38 Purchase and Sale Agreement, dated as of February 22, 2001, between UbiquiTel Inc. and Voicestream PCS BTA I License
               Corporation. (10.39)

        10.39  Amended and Restated 2000 Equity Incentive Plan of UbiquiTel Inc.


                                     II-4

   EXHIBIT
   NUMBER                             DESCRIPTION
   --------                           -----------
         21.1  Subsidiaries of UbiquiTel Inc.

         23.1  Consent of Arthur Andersen LLP.

         23.2  Consent of Ernst & Young LLP.

         23.3  Consent of Moss Adams LLP.

         23.5 Consent of Greenberg Traurig, P.A. (contained in legal opinion filed as Exhibit 5.1).

         24.1  Powers of Attorney (included on signature pages).



-------------------------

   * Incorporated by reference to the exhibit shown in parentheses and filed with the Joint Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2001 of UbiquiTel Inc. and UbiquiTel Operating Company

  ** Incorporated by reference to the exhibit shown in parentheses and filed with the Joint Quarterly Report on Form 10-Q, as amended by Form 10-Q/A, for the fiscal quarter ended March 31, 2001 of UbiquiTel Inc. and UbiquiTel Operating Company.

 *** Incorporated by reference to the exhibit shown in parentheses and filed with the Joint Annual Report on Form 10-K, as amended by Form 10-K/A, for the fiscal year ended December 31, 2000 of UbiquiTel Inc. and UbiquiTel Operating Company.

   ^ Incorporated by reference to the exhibit shown in parentheses and filed with the Registration Statement on Form S-1 of UbiquiTel Inc. (Reg. No. 333-32236).

 ^ ^ Incorporated by reference to the exhibit shown in parentheses and filed with the Registration Statement on Form S-1 of UbiquiTel Inc. (Reg. No. 333-39956).

   + Confidential treatment has been granted on portions of these documents.

ITEM 17. UNDERTAKINGS.

         (a) The undersigned registrant hereby undertakes:

            (1) to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

                  (i) to include any prospectus required by Section 10(a)(3)
                   of the Securities Act of 1933;

                  (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

                  (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

                  PROVIDED, HOWEVER, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the registration statement is on Form S-3, Form S-8 or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

            (2) that, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof, and

            (3) to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof.

         (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been, settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, UbiquiTel Inc. has duly caused this Registration Statement to be signed on its behalf by the undersigned, hereunto duly authorized, in the City of Conshohocken, State of Pennsylvania, on the 20th day of August, 2001.

                                         UBIQUITEL INC.


                                          By:  /s/   DONALD A. HARRIS
                                             -----------------------------------
                                          Donald A. Harris
                                          President and Chief Executive Officer

 .

                                POWER OF ATTORNEY

         KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Donald A. Harris and James J. Volk his true and lawful attorneys-in-fact, each acting alone, with full powers of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any or all amendments, including any post-effective amendments, to this Registration Statement, and to file the same, with exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that said attorneys-in-fact or their substitutes, each acting alone, may lawfully do or cause to be done by virtue hereof.

         Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.


                     SIGNATURE                        TITLE                           DATE
                    -----------                       -----                           ----
                                         Chairman of the Board, President        August 20, 2001
  /s/ Donald A. Harris                    and Chief Executive Officer
-----------------------------------       (Principal Executive Officer)
                 Donald A. Harris

                                         Chief Financial Officer                 August 20, 2001
  /s/ James J. Volk                       (Principal Financial Officer
-----------------------------------       and Accounting Officer)
                   James J. Volk


 /s/ Robert A. Berlacher                 Director                                August 20, 2001
-----------------------------------
                Robert A. Berlacher

  /s/ James E. Blake                     Director                                August 20, 2001
-----------------------------------
                   James E. Blake


  /s/ Matthew J. Boos                    Director                                August 20, 2001
-----------------------------------
                  Matthew J. Boos


  /s/ Peter Lucas                        Director                                August 20, 2001
-----------------------------------
                    Peter Lucas


  /s/ Bruce E. Toll                      Director                                August 20, 2001
-----------------------------------
                   Bruce E. Toll



                                      II-7

  /s/  Eve M. Trkla                      Director                                August 20, 2001
-----------------------------------
                    Eve M. Trkla



  /s/ Joseph N. Walker                   Director                                August 20, 2001
-----------------------------------
                  Joseph N. Walter


  /s/ Eric Weinstein                     Director                                August 20, 2001
-----------------------------------
                   Eric Weinstein

                                INDEX TO EXHIBITS


  EXHIBIT                                DESCRIPTION
  -------                                -----------
         5.1  Opinion of Greenberg Traurig, P.A.

       10.33  Escrow Agreement dated as of August 9, 2001 by and among UbiquiTel
              Inc., UbiquiTel Operating Company, First Union National Bank as
              Escrow Agent and the Indemnitor Parties named therein.

       10.39  Amended and Restated 2000 Equity Incentive Plan of UbiquiTel Inc.

        21.1  Subsidiaries of UbiquiTel Inc.

        23.1  Consent of Arthur Andersen LLP.

        23.2  Consent of Ernst & Young LLP.

        23.3  Consent of Moss Adams LLP.